BY FAX AND BY COURIER

August 22, 2006


Ms. April Sifford
Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.
20549-7010

Dear Ms. Sifford:

RE:    FORM 40-F FOR FISCAL YEAR ENDED DECEMBER 31, 2005
       (FILE NO. 333-90736)
       -------------------------------------------------

Reference is made to comments regarding the Form 40-F (the "FORM 40-F") of Western Oil Sands Inc., a Canadian corporation (the "COMPANY"), for the fiscal year ended December 31, 2005 received from the Staff (the "STAFF") of the Securities and Exchange Commission (the "COMMISSION") in a letter from the Division of Corporation Finance, dated August 8, 2006 (the "COMMENT LETTER"). The discussion below is presented in the order of the numbered comments in the Comment Letter and we have reproduced the comments for ease of reference. Certain capitalized terms in this letter are used as defined in the Form 40-F.

The Company's responses to the Staff's comments are as follows:

FORM 40-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
EXHIBIT 2

1. PLEASE INCLUDE A SIGNED COPY OF YOUR INDEPENDENT AUDITORS' REPORT IN AN AMENDED FILING.

Response to Comment 1:

In response to the Commission's comment, the Company will file an amended Form 40-F with the Commission that includes a signed copy of its independent auditors' report as requested, once the Staff of the Commission has confirmed that there are no other comments of the Staff that need to be reflected in an amended Form 40-F.

CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 21 - UNITED STATES ACCOUNTING PRINCIPLES AND REPORTING
CONSOLIDATED BALANCE SHEETS

2. WE NOTE THAT YOU HAVE REPORTED THE DIFFERENCES RELATED TO YOUR PROPERTY, PLANT AND EQUIPMENT ON A NET BASIS. PRESENT THESE ADJUSTMENTS ON A GROSS BASIS WITH SEPARATE DISCLOSURE OF THE AMOUNTS OF ACCUMULATED DEPRECIATION AND AMORTIZATION.

Response to Comment 2:

The Company acknowledges that the Staff's comments are technically correct. The Company had reported the differences relating to our property, plant and equipment on a net basis as we concluded that the differences disclosed on a net basis compared to disclosing the differences on a gross basis were not material. We propose to comply with the Staff's request in our future filings and to not file an amendment to our Form 40-F for the year ended December 31, 2005 as we believe that reporting our property, plant and equipment on a net basis versus on a gross basis is immaterial, as illustrated below.

On the Consolidated Balance Sheets as at December 31, 2005 and in Note 21 attached thereto, we reported Property, Plant and Equipment ("PP&E") on a net basis (As Reported - $1,352,605, US GAAP - $1,309,080, resulting in a difference of $43,525) and referenced Notes iii and vi as the supporting detail for the difference.

-------------------------------------------------------------------------------
TOTAL US GAAP DIFFERENCES - NET BASIS

                                    AS REPORTED      US GAAP       DIFFERENCE
                                    -----------      -------       ----------
Property, Plant, and Equipment       1,352,605      1,309,080       (43,525)

-------------------------------------------------------------------------------

Had the Company presented PP&E on a gross basis, the amounts would have been as follows:

-----------------------------------------------------------------------------------------------------------------
TOTAL US GAAP DIFFERENCES - GROSS BASIS

                                                                                     ACCUMULATED
                                                                          COST              DD&A           NET
                                                                      -----------    -----------      -----------
PROPERTY, PLAN AND EQUIPMENT -- AS REPORTED                             1,463,271       (110,666)       1,352,605
                                                                      -----------    -----------      -----------
  Borrowing Costs and The End of Pre-Operating Period (Note iii)            6,489         (2,488)           4,001
  Pre-Feasibility (Note iv)                                               (48,972)             -          (48,972)
  Other                                                                     1,446              -            1,446
                                                                      -----------    -----------      -----------
                                                                          (41,037)        (2,488)         (43,525)
                                                                      -----------    -----------      -----------

PROPERTY, PLANT AND EQUIPMENT -- US GAAP                                1,422,234       (113,154)       1,309,080
-----------------------------------------------------------------------------------------------------------------

The difference between the net adjustment and the gross adjustment to PP&E cost is $2,488 or less than one percent of net PP&E. Therefore, we had concluded that the difference related to our PP&E on a gross basis versus a net basis was immaterial.

EXHIBITS 4 AND 5

3. REVISE THESE CERTIFICATIONS IN AN AMENDED FILING TO CONFORM THE TITLE AND WORDING EXACTLY AS SET FORTH IN GENERAL INSTRUCTION B(6)(A) OF FORM 40-F.

Response to Comment 3:

The Company is a foreign private issuer as defined under the Securities Exchange Act of 1934 Rule 3b-4. Upon our review of the certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, we consider the wording of the certificates to match the required wording set forth in the Act and of that under Rule B(6) as it pertains to a foreign private issuer. The Company draws attention to the Commission's extension of compliance dates for Section 404 of the Sarbanes-Oxley Act, which permits foreign private issuers that file annual reports on Form 40-F and are large accelerated filers to comply with Section 404 in their annual reports for fiscal years ending on or after July 15, 2006.

Accordingly, and based on this exemption, in the view of the Company, certain of the certifications that the Staff may consider to be improperly omitted, specifically that the Company's CEO and CFO are responsible for internal controls over financial reporting and have designed a system of internal controls over financial reporting, are not required until the Company files its annual report of Form 40-F covering its 2006 fiscal year (which ends December 31, 2006).

The Staff may also consider the inclusion of the title of the certifying officer in the introductory line of the certification to be an impermissible alteration of the wording of the certification. The Company considers the certifying officer's title to clarify the authority of the certifying officer rather than alter the wording of the certificate. However, as your comment may indicate that it is the view and preference of the Commission that the title of the certifying officer should not be included in the introductory line, the Company will, in future filings, name the certifying officer in the introductory line and state the title of the certifying officer only under the signature of the certifying officer.

ENGINEERING COMMENTS
GENERAL

4.     SUPPLEMENTALLY   PROVIDE  THE  GLJ  PETROLEUM   CONSULTANTS   REPORT  AS
       REFERENCED ON PAGE NINE AND THE NORWEST CORPORATION REPORT AS REFERENCED ON PAGE 19.

Response to Comment 4:

GLJ PETROLEUM CONSULTANTS REPORT

Please be advised that the GLJ Petroleum Consultants Report referenced on page nine is contained in the Form 40-F under Appendix A of the Annual Information Form for the fiscal year ended December 31, 2005.

NORWEST CORPORATION REPORT

Please see enclosed for a copy of the confidential Norwest Corporation Report as of December 31, 2005 dated March 15, 2006. Please be advised that the Company is providing this report in confidence and respectfully request that this report not be made public beyond the review by Commission Staff.


RESERVES, RESOURCES, AND LAND PAGE 9

5. YOU STATE THAT GLJ PETROLEUM CONSULTANTS PREPARED A REPORT AS OF FEBRUARY 13, 2006 WHICH INDICATED LEASE 13 CONTAINED 1.6 BILLION BARRELS OF OIL. PLEASE NOTE THAT REGULATION S-X, RULE 4-10 (A)(L)(III) CLEARLY STATES THAT: "OIL AND GAS PRODUCING ACTIVITIES DO NOT INCLUDE THE EXTRACTION OF HYDROCARBONS FROM SHALE, TAR SANDS, OR COAL." OIL DERIVED FROM THE PROCESSING OF MINED BITUMEN OR TAR SANDS CANNOT BE INCLUDED IN PETROLEUM RESERVES AS SHOWN IN YOUR FILING. UNDER INDUSTRY GUIDE 7,
       PLEASE RE-STATE THE MINED BITUMEN OR TAR SANDS RESERVES FOR THE ATHABASCA OIL SANDS PROJECT.

Response to Comment 5:

The Company advises the Staff of the Commission that it prepares its oil reserves information in its Canadian Annual Information Form pertaining to the extraction of oil from tar sands in accordance with Canadian National Instrument 51-101 ("NI-51-101"), issued by the Canadian Securities Administrators. NI 51-101 specifically includes extraction from tar sands as an oil and gas activity and recognizes synthetic oil as a product type, and therefore permits it to be included with oil and gas reserves. The Company's reserves have been independently evaluated by GLJ Petroleum Consultants.

Western is permitted to use the Multi-Jurisdictional Disclosure system's Form 40-F, which permits incorporation by reference, the Canadian Annual Information Form (AIF). The AIF is not subject to the rules and regulations of the Commission, including regulation S-X and, therefore, the Company is not subject to the requirements of the Commission's Industry Guide 7, as referenced in the Staff's comments.


6. DISCLOSE THE PRICE FORECAST YOU USED TO ESTIMATE YOUR TAR SANDS RESERVES. PLEASE NOTE THAT INDUSTRY GUIDE 7 STATES RESERVES ARE THAT PART OF A MINERAL DEPOSIT, WHICH CAN BE ECONOMICALLY AND LEGALLY EXTRACTED AT THE TIME OF THE RESERVE DETERMINATION. THE STAFF RECOGNIZED THAT COMMODITY PRICES CAN BE VERY VOLATILE, AND CONSEQUENTLY HAS ALLOWED SOME LEEWAY IN THE PRICES USED IN RESERVE ESTIMATES, AS LONG AS THE PRICES ARE BASED ON THE HISTORIC THREE-YEAR AVERAGE PRICE.

Response to Comment 6:

Please refer to note eight on page 12 on our Form 40-F for the disclosure of the price forecast that was used to estimate our tar sands reserves.

The Company hereby acknowledges that:

   o the Company is responsible for the adequacy and accuracy of the disclosure in its filings, including the Form 40-F;

   o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filings, including the Form 40-F; and

   o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at (403) 233-1707.


Yours truly,

WESTERN OIL SANDS INC.


/s/ David A. Dyck
---------------------
David A. Dyck
Senior Vice President and Chief Financial Officer


:JB
Enclosure

                                            PROPERTIES OF INTEREST:

                                            BITUMEN RESOURCE ASSESSMENT
                                            AS OF DECEMBER 31,2005



                                            Submitted to:
                                            WESTERN OIL SANDS INC.



                                            March 15,2006



                                            NORWEST CORPORATION
                                            Suite 400,205 - 9th Ave SE
                                            Calgary, Alberta
                                            T2G OR3
                                            Tel:   (403) 237-7763
                                            Fax:   (403)263-4086
                                            Email  calgary@norwestcorp.com

                                            www.norwestcorp.com

                                            NORWEST CORPORATION

-------------------------------------------------------------------------------
NORWEST CORPORATION
-------------------------------------------------------------------------------


                              TABLE OF CONTENTS

1   INTRODUCTION & SCOPE OF WORK ...........................................1-1
2   DESCRIPTION OF PROPERTIES ..............................................2-1
3   GEOLOGIC SETTING .......................................................3-1
4   DATABASE ...............................................................4-1

       4.1   DATA SOURCES...................................................4-1
       4.2   BITUMEN CONTENT DATA...........................................4-1
       4.3   DATA VALIDATION................................................4-1

5   GEOLOGICAL MODELING.................................................... 5-1

       5.1   SOFTWARE.......................................................5-1
       5.2   MODEL DEFINITION...............................................5-1
       5.3   MODELING APPROACH..............................................5-1
             5.3.1    FADES MODEL-LEASES 13 AND 90..........................5-2
             5.3.2    GRADE MODEL - LEASE 88/89 AND 9.......................5-3
       5.4   ORE/WASTE DISCRIMINATION.......................................5-3
       5.5   BASE OF MINEABLE OIL SANDS.....................................5-4
       5.6   MODEL VALIDATION...............................................5-4
       5.7   UNCERTAINTY....................................................5-4

6    BITUMEN RESOURCES......................................................6-1

       6.1   ESTIMATION APPROACH............................................6-1
       6.2   CRITERIA AND FACTORS APPLIED...................................6-1
       6.3   CLASSIFICATION OF RESOURCES....................................6-1
             6.3.1    METHODOLOGY...........................................6-1
             6.3.2    COMPARISON OF THE NI51-101 AND NI43-101
                      RESOURCE CLASSIFICATION SCHEMES.......................6-2
       6.4   RESULTS........................................................6-4
       6.5   LEASE 17 RESOURCES.............................................6-5


                                 LIST OF TABLES

TABLE 2.1  LEASE SUMMARY....................................................2-1
TABLE 6.1  NI 51-101 & NI 43-101 RESOURCE CONFIDENCE AND
           CLASSIFICATION SCHEMES...........................................6-4
TABLE 6.2  DISCOVERED RESOURCES (MILLIONS OF BARRELS OF BITUMEN-IN-PLACE)...6-5
TABLE 6.3  RESOURCE CLASSIFICATION CRITERIA.................................6-5


                                 LIST OF FIGURES

FIGURE 2-1  OIL SANDS LEASES LOCATION MAP.....................FOLLOWS SECTION 2
FIGURE 4-1  LEASES 13 AND 90..................................FOLLOWS SECTION 4
FIGURE 4-2  LEASES 88 AND 89..................................FOLLOWS SECTION 4
FIGURE4-3   LEASES 9 AND 17...................................FOLLOWS SECTION 4


===============================================================================
                                                 WESTERN OIL SANDS INC. 05-2690
                                                         PROPERTIES OF INTEREST
                                                       BITUMEN RESOURCES REPORT
                                                                          TOC-1

-------------------------------------------------------------------------------
NORWEST CORPORATION
-------------------------------------------------------------------------------


                              CERTIFICATE OF AUTHOR


This  report  has  been   prepared  for  Western  Oil  Sands  Inc.  by  Norwest
Corporation. The report provides the results of and describes the work undertaken to estimate the resources within those leases accessible to the Athabasca Oil Sands Project (AOSP) Joint Venture Partners.

All data contained herein has been reviewed and interpreted by, or under the direct supervision of Virginia Odegaard, P.Geol.


Norwest Corporation APEGGA permit number P - 5015.



Dated this 15th day of March, 2006.


                                         "ORIGINAL SIGNED AND SEALED BY AUTHOR"

                                                     --------------------------
                                                     Virginia Odegaard, P.Geol.
                                                               Manager, Geology
                                                            NORWEST CORPORATION


===============================================================================
                                                 WESTERN OIL SANDS INC. 05-2690
                                                         PROPERTIES OF INTEREST
                                                       BITUMEN RESOURCES REPORT
                                                                          TOG-2

-------------------------------------------------------------------------------
NORWEST CORPORATION
-------------------------------------------------------------------------------


1    INTRODUCTION & SCOPE OF WORK

     Newest Corporation ("Norwest") was engaged by Western Oil Sands Inc. ("Western") to complete an assessment of the resources within leases accessible to the Athabasca Oil Sands Project (AOSP) Joint Venture Partners, pursuant to the Area of Mutual Interest ("AMI") that Western has advised Norwest that Western has the right to participate in, should it choose to do so. These properties, or "subject areas", include:

         East of Athabasca River:
         o   Lease 13
         o   Leases 88/89
         o   Lease 90

         West of Athabasca River:
         o   Lease 9
         o   Lease 17

     Norwest obtained data for each of the subject areas from Shell Canada Limited ("Shell"), which were provided at the request of Western. These data were used to construct 3D geological models from which bitumen resources were estimated. The only exception was Lease 17, which has sparse drill hole data. Norwest reviewed but did not model publicly available data in Lease 17 in order to prepare an estimate of bitumen resource potential in this lease area.

     The bitumen resources described herein are reported in accordance with National Instrument 51-101 and its referenced document the Canadian Oil and Gas Evaluation Handbook ("COGEH"). In addition, Section 1.6 of the Companion Paper to NI 51-101 states that, with respect to Oil Sands and Other Non-Conventional Activities:

          "THE CSA ENCOURAGE REPORTING ISSUERS THAT ARE ENGAGED IN NON-CONVENTIONAL OIL AND GAS ACTIVITIES TO SUPPLEMENT THE DISCLOSURE PRESCRIBED IN NI 51-101 AND FORM 51-101F1 WITH INFORMATION SPECIFIC TO THOSE ACTIVITIES THAT CAN ASSIST INVESTORS AND OTHERS IN UNDERSTANDING THE BUSINESS AND RESULTS OF THE REPORTING ISSUER. IN PARTICULAR, THE CSA ENCOURAGE REPORTING ISSUERS ENGAGED IN OIL AND GAS ACTIVITIES THAT INVOLVE MINING TO CONSIDER THE FOLLOWING WHEN MAKING DISCLOSURE ABOUT THOSE ACTIVITIES:

                 o IN RESPECT OF TECHNICAL ASPECTS OF MINE DEVELOPMENT AND OPERATIONS, NATIONAL INSTRUMENT 43-101 STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS AND FORM 43-101F1 TECHNICAL REPORT."


===============================================================================
                                                 WESTERN OIL SANDS INC. 05-2690
                                                         PROPERTIES OF INTEREST
                                                       BITUMEN RESOURCES REPORT
                                                                            1-1

-------------------------------------------------------------------------------
NORWEST CORPORATION
-------------------------------------------------------------------------------


     Therefore, the format and content of a NI 43-101 Technical Report for mining projects were considered during the preparation of this report.

     The effective date of the resource estimates provided in this report is December 31,2005.








===============================================================================
                                                 WESTERN OIL SANDS INC. 05-2690
                                                         PROPERTIES OF INTEREST
                                                       BITUMEN RESOURCES REPORT
                                                                            1-2

-------------------------------------------------------------------------------
NORWEST CORPORATION
-------------------------------------------------------------------------------


2    DESCRIPTION OF PROPERTIES

     The subject areas are located in the Athabasca Oil Sands Area, north of Fort McMurray in northeast Alberta, as shown on Figure 2-1. The oil sands leases vary in size and tenure term as summarized in Table 2.1.


                                   TABLE 2.1
                                 LEASE SUMMARY

--------------------------------------------------------------------------------
       Oil Sands Lease                                    Size
--------------------------         Operator               (Ha)       Expiry Date
    Name         Number
--------------------------------------------------------------------------------
Lease 13     0727277080T13    Albian Sands Energy Inc.   19,948.8    Indefinite
--------------------------------------------------------------------------------
Lease 88     0727288080T88    Shell Canada Limited      11,375.04    31 Aug 2009
--------------------------------------------------------------------------------
Lease 89     0727288080T89    Shell Canada Limited       5,974.72    31 Aug 2009
--------------------------------------------------------------------------------
Lease 90     0727288080T90    Shell Canada Limited       1,166.44    31 Aug 2009
--------------------------------------------------------------------------------
Lease 9      0747400120009    Shell Canada Limited       6,027.96    14 Dec 2015
--------------------------------------------------------------------------------
Lease 17     0747401100017    Shell Canada Limited          8,704    04 Oct 2016
--------------------------------------------------------------------------------
                                                        33,248.16
--------------------------------------------------------------------------------

     The Muskeg River Mine as well as the Jackpine and Sharkbite development areas are located within Lease 13.


===============================================================================
                                                 WESTERN OIL SANDS INC. 05-2690
                                                         PROPERTIES OF INTEREST
                                                       BITUMEN RESOURCES REPORT
                                                                            2-1

                               [GRAPHIC OMITTED]
                         OIL SANDS LEASES LOCATION MAP
                                   FIGURE 2-1

-------------------------------------------------------------------------------
NORWEST CORPORATION
-------------------------------------------------------------------------------


3    GEOLOGIC SETTING

     The bitumen resources of the subject areas are found in the oil sands horizons of the Lower Cretaceous (Aptian) McMurray Formation of the Mannville Group. The McMurray Formation is informally subdivided into three units - the Lower, Middle and Upper McMurray - which reflect an overall marine transgressive sequence. These McMurray sediments were generally deposited in a north-south trending depression on the pre-Cretaceous unconformity in argillaceous limestones and lime mudstones of the Middle Devonian (Givetian) Beaverhill Lake Group. Marine sediments of the Clearwater Formation comprise the youngest and uppermost bedrock units found in the subject areas.

     Erosion of the underlying Cretaceous strata during deposition of Quaternary sediments resulted in the removal of the Clearwater Formation in some areas. To a lesser extent, removal of some of the McMurray Formation is also evident to the north. Pleistocene age deposits of fluvial and glacial origin overlie the eroded bedrock surface and in many areas these are capped by organic deposits (peat and organic soil) of Holocene age.




===============================================================================
                                                 WESTERN OIL SANDS INC. 05-2690
                                                         PROPERTIES OF INTEREST
                                                       BITUMEN RESOURCES REPORT
                                                                            3-1

-------------------------------------------------------------------------------
NORWEST CORPORATION
-------------------------------------------------------------------------------


4    DATABASE

     4.1  DATA SOURCES

          The drill hole data used in the modeling and estimation of bitumen resources were obtained from Shell, at the request of Western. The data originated from exploration and development holes drilled by Albian Sands Energy Inc. ("Albian") and Shell as well as previous lease holders. Data from drill holes located outside the limits of the subject areas were also included in the database. These additional data assisted in the reduction of'edge effects' in the modeling process.

          The location and distribution of drill holes with data used in this work are shown in Figures 4-1 to 4-3. Shell's winter 2005-2006 program was underway at the time of this assessment; no drill data from that program were included in this assessment. Due to delays in the processing of drill hole data from the winter 2004-2005 program, not all of these data were included either.

          Topographic data necessary for the development of the 3D geological models were obtained from Shell and Albian.

     4.2  BITUMEN CONTENT DATA

          Bitumen content data are generally obtained from drill core samples using Dean Stark analysis methods. Core samples are kept frozen during transport to the laboratories to prevent disintegration of the core as well as degradation of the bitumen. Samples are normally taken from the bitumen-bearing intervals but are also drawn from barren zones. Sample intervals average approximately 0.3 m in length although in older drill holes interval lengths of 1.5 m were common.

          New measurement methods for bitumen content in core are currently in development however these were not evident in the data provided for this work.

          Some bitumen content information was interpreted using down hole geophysical logs, where drill core was unavailable.

     4.3  DATA VALIDATION

          Numerous data validation routines were applied to the database to look for data problems such as out-of-range values, unrecognized identifiers (i.e., facies), or overlaps or gaps in down hole information. Identified errors were corrected as appropriate.



===============================================================================
                                                 WESTERN OIL SANDS INC. 05-2690
                                                         PROPERTIES OF INTEREST
                                                       BITUMEN RESOURCES REPORT
                                                                            4-1

                               [GRAPHIC OMITTED]
                          OIL SANDS LEASES 13 and 90
                                   FIGURE 4-1

                               [GRAPHIC OMITTED]
                           OIL SANDS LEASES 88 and 89
                                   FIGURE 4-2

                               [GRAPHIC OMITTED]
                           OIL SANDS LEASES 9 and 17
                                   FIGURE 4-3

-------------------------------------------------------------------------------
NORWEST CORPORATION
-------------------------------------------------------------------------------


5    GEOLOGICAL MODELING

     5.1  SOFTWARE

          Norwest used Mintec's MineSight(C) software for the development of the 3D geological models for the subject areas. MineSight has been adapted from the traditional mining industry for use in oil sands and is commonly used in Athabasca oil sands geological modeling efforts.

     5.2  MODEL DEFINITION

          All data point location information was provided in metric units, and was converted to UTM NAD 83 coordinate system within the drill hole database and the geological models.

          The extents of the various models developed for this work are shown on Figures 4-1 to 4-3. Information pertaining to geology and resource characteristics was represented in three dimensional blocks in each model.

     5.3  MODELING APPROACH

          For the purposes of the estimation of bitumen resources, Norwest constructed the geological models using a 3D block modeling approach in each of the lease areas, with the exception of Lease 17.

          A 3-D block format is the most common method to "model" a surface mineable oil sands resource. In this case, a 3D block model represents a depth from topography to the bottom of the resource or target zone within a project modeling region (i.e., a lease area). The model consists of contiguous cells, commonly called "blocks", of sizes suitable for the particular deposit. The block, or cell size in all models constructed for this assessment were 100 m x 100 m x 1 m (x, y, z).

          Each block has a fixed position within the 3D model and contains a list of variables, or numeric identifiers, denoting which formation it falls within, the type of material it represents (sand, mud, etc.), its bitumen content ("grade"), as well as other pertinent information. Each variable has a numeric range. In the case of bitumen grade, the range is from 0.00 - 20.00 wt%. Therefore, each block has a "bitumen" variable that contains a number between 0 and 20.

          The assignment of formation identifiers, bitumen values, etc., to each model block is accomplished by extracting information from the drill holes and interpolating it to the model blocks. Interpolative tools are used to best estimate what is represented in a given model block and to quantify the uncertainty associated with the estimated value.


===============================================================================
                                                 WESTERN OIL SANDS INC. 05-2690
                                                         PROPERTIES OF INTEREST
                                                       BITUMEN RESOURCES REPORT
                                                                            5-1

-------------------------------------------------------------------------------
NORWEST CORPORATION
-------------------------------------------------------------------------------


          In surface mineable oil sands modeling, two different modeling approaches are commonly used; a facies-based or a grade-based approach. The decision between which modeling approach to use is normally dependant on the amount and detail of available data.

          5.3.1     FACIES MODEL - LEASES 13 AND 90

          Within Leases 13 and 90 the quality of the information contained within the drill hole data was sufficient to employ a facies-based modeling approach. Approximately ten million fixed position model blocks were contained within the model area. Each model block was populated with drill hole data necessary to estimate the resources within the lease boundaries. A summary of this model development process is provided below:

               o    A total of 2,119 drill  holes were used to model  Leases 13 and 90;
               o Each drill hole collar was reconciled to the provided triangulated topographic surface;
               o Formation surfaces of the top of Devonian, as well as the top of each McMurray Member, were generated using the stratigraphic "picks" within each drill hole;
               o These stratigraphic horizons were used as constraints to allow for the assignment of Formation codes to each of the model blocks;
               o A "watersands" horizon was also developed using the existing drill hole data. This surface was used as a boundary to control grade estimation above and below this horizon;
               o Facies within the drill holes were grouped together into statistically equivalent groups called "facies association groups" (FAG). These groups, as well as wt% bitumen, were composited into 1 m fixed length intervals throughout each McMurray Member;
               o FAG composite intervals were used to populate the McMurray coded model blocks with equivalent facies grouping codes using a Sequential Indicator Simulation (SIS) approach. Only composited FAG's from a given McMurray member could be used to populate the equivalent member code within the model blocks;
               o Composited wt% bitumen values were populated into the model blocks using Sequential Gaussian Simulation (SGS). Only composite intervals with the equivalent FAG's of the model blocks could be used to populate those respective model blocks with bitumen grade. Therefore, grade interpolation remained constrained within each respective rock type, and within each respective McMurray Member;
               o All interpolation routines considered the bottom of the Middle McMurray Member as the datum for determining the vertical position of a given composite interval; and
               o Variography was employed for the consideration of anisotropy during SIS and SGS population.


===============================================================================
                                                 WESTERN OIL SANDS INC. 05-2690
                                                         PROPERTIES OF INTEREST
                                                       BITUMEN RESOURCES REPORT
                                                                            5-2

-------------------------------------------------------------------------------
NORWEST CORPORATION
-------------------------------------------------------------------------------


          5.3.2     GRADE MODEL - LEASE 88/89 AND 9

          Within Leases 88/89 and 9 the quality of the information contained within the drill hole data was sufficient to employ a grade-based modeling approach. Approximately 8.4 million and 5.4 million fixed position model blocks were contained within the Lease 88/89 and Lease 9 model areas respectively. Each model block was populated with drill hole data necessary to estimate the resources within the lease boundaries. A summary of this model development process is provided below:

               o A total of 458 and 164 drill holes were used in the Lease 88/89 and Lease 9 modeling endeavours respectively;
               o Each drill hole collar was reconciled to the provided triangulated topographic surface;
               o Formation surfaces of the top of Devonian, as well as the top of each McMurray Member, were generated using the stratigraphic "picks" within each drill hole within the Lease 88/89 model area. Only the top of the Devonian and top of the McMurray Formation were generated in the Lease 9 model area, as the drill hole quality prevented further resolution;
               o These stratigraphic horizons were used as constraints to allow for the assignment of formation codes to each of the model blocks;
               o Wt% bitumen values were composited into 1 m fixed length intervals throughout each McMurray Member or McMurray Formation;
               o Composited wt% bitumen values were interpolated into the model blocks using an Inverse Distance Squared algorithm. Only composite intervals with the equivalent McMurray Member as the model blocks were used to populate those respective model blocks with bitumen grade. This constrained grade population to within the appropriate geological zone; and
               o Grade interpolation considered the bottom of the Middle McMurray Member and the top of the Devonian as the datum for determining the vertical position of a given composite interval within Lease 88/89 and Lease 9 respectively.

5.4  ORE/WASTE DISCRIMINATION

     Ore/Waste discrimination is the process of identifying each model blocks as either ore or waste. The criteria used for this were based on a minimum vertical mining selectivity of 3 m and a minimum average cut-off grade of 7 wt% bitumen. Each model column was independently processed and assigned groupings (minimum of three contiguous 1 m blocks) of ore and waste.


===============================================================================
                                                 WESTERN OIL SANDS INC. 05-2690
                                                         PROPERTIES OF INTEREST
                                                       BITUMEN RESOURCES REPORT
                                                                            5-3

-------------------------------------------------------------------------------
NORWEST CORPORATION
-------------------------------------------------------------------------------


5.5  BASE OF MINEABLE OIL SANDS

     The ratio of total volume to bitumen-in-place ("TV:BIP") provides an indicator of surface mining potential by quantifying the relationship of bitumen volume to the total volume of material under consideration:

          TV:BIP =     Total Volume (waste + ore) m3
                       -----------------------------
                            Bitumen-In-Place m(3)

                 =                    Waste Volume + Ore Volume
                       -------------------------------------------------------
                       ((Ore Volume x Ore Density) x %Bitumen)/Bitumen Density

     Each model column was processed to determine the lowest occurrence where both cumulative and incremental TV: BIP values were less than or equal to 12:1. Each base of mineable oil sands surface was subsequently used to constrain resource estimations.

5.6  MODEL VALIDATION

     Standard validation routines were undertaken in a sequential manner and included:

          o statistical check of drill hole database for incorrect or missing data;
          o evaluation of all generated geological surfaces for anomalous features or cross-over with other surfaces;
          o    review and check of all bitumen content composite data;
          o utilization of cross-sections throughout the model to validate the bitumen content interpolation and subsequent ore/waste assignment; and
          o Various geostatistical comparisons of each resource model vs. the declustered drill hole data.

5.7  UNCERTAINTY

     Uncertainty in the estimation of bitumen resources was quantified using an approach that considers the distance of resource model blocks to the nearest drill hole. Although other approaches are available, this method is traditionally used with respect to surface mineable oil sands deposits in the Athabasca region.


===============================================================================
                                                 WESTERN OIL SANDS INC. 05-2690
                                                         PROPERTIES OF INTEREST
                                                       BITUMEN RESOURCES REPORT
                                                                            5-4

-------------------------------------------------------------------------------
NORWEST CORPORATION
-------------------------------------------------------------------------------


6    BITUMEN RESOURCES

6.1  ESTIMATION APPROACH

     The estimation of bitumen resources was accomplished using 3D geological block models, except in the case of Lease 17. The model blocks contain information relating to the bitumen content. The bitumen in blocks meeting specific resource-limiting criteria was summed to provide an estimate of bitumen resources in-place.

6.2  CRITERIA AND FACTORS APPLIED

     No risk, dilution, mining losses, mining constraints, plant recovery factors or mine pit constraints were applied during the estimation of in-place resources.

     Constants used for all calculations were as follows:

          o    Ore and Waste Density = 2.08 tonnes/m(3)
          o    Bitumen Density = 1.0122 tonnes/m(3)
          o    One Barrel of Bitumen (42 US Gal) = 0.158987m(3)

     The basis for the estimation of bitumen resources in a surface mineable project has traditionally been based on three key limiting criteria:

          o    Minimum bitumen content of 7 wt%;
          o    Minimum mining thickness of 3 m; and
          o    Maximum TV:BIP of 12:1.

     In addition to these criteria, where pit shells were available, these were used to constrain the estimation of resources within specific pit areas.

6.3  CLASSIFICATION OF RESOURCES

     6.3.1    METHODOLOGY

     Compared with most other hydrocarbon deposits, the Athabasca Oil Sands have been intensely explored over many decades. The distribution of the deposit is so well known that it is often possible, even using public data, to determine various economic and mining recovery properties of the field from place-to-place. On this basis, most of the field is considered to be a Discovered Resource. This classification is consistent with the COGEH description of Discovered Resources which are described as "those quantities of oil and gas estimated on a given date to be remaining in ... known accumulations". The amount of exploration drilling and testing is sufficient for the

===============================================================================
                                                 WESTERN OIL SANDS INC. 05-2690
                                                         PROPERTIES OF INTEREST
                                                       BITUMEN RESOURCES REPORT
                                                                            6-1

-------------------------------------------------------------------------------
NORWEST CORPORATION
-------------------------------------------------------------------------------


     bitumen in those areas of the Athabasca Oil Sand deposit to be classified as Discovered Resources. The bitumen resources of these areas have attributes that are typical for surface mining projects as well as characteristic of oil and gas accumulations.

     NI 43-101 addresses a wide variety of commodities that are planned for extraction using mining recovery methods. While mineable oil sand is specifically excluded, the commodities that are addressed include base and precious metals, coal, industrial minerals and diamonds. For all of these commodities, and indeed for all materials subject to mining as the method of extraction, the distinction between reserves and resources is a critical one. Resources of any ore are materials that may have economic attributes, but reserves of those materials must be able to be recovered economically. In mining projects the cost structure of each operation is very complex and it is usually not possible to be sure that a particular project will be economic until after an appropriate engineering study is completed. For this reason NI 43-101 requires that all potential product materials be classified as Resources until a feasibility study, which demonstrates the economic merits of the project, is completed. Once this is done the potential product materials can be re-classified as Contingent Resources or Reserves. Clearly, under 43-101, the identification of materials as Reserves is subject to very stringent economic tests.

     Although the phrase "feasibility study" is not referred to for disclosure under NI 51-101 the requirement to perform stringent economic tests is clearly stated. Disclosure for reserves under NI 51-101 requires that capital and operating costs and the details of a variety of other economic and legal characteristics for the deposit be provided. These requirements are the same as those needed for classification of reserves under NI 43-101. For mineable oil sand deposits typical feasibility studies contain a wide variety of engineering design details and economic analysis results. These are the first data for such a project that are available to reliably define the current or future economic attributes for the bitumen ore material distributed across the deposit. Consequently, it is Norwest's belief that the allocation of Discovered Resources, either to the various categories of Reserves or to Contingent Resources, should only occur upon the completion of at least a preliminary feasibility study, as defined in NI 43-101 and its associated document, the CIM Definition Standards on Mineral Resources and Mineral Reserves (November 14, 2004).

     6.3.2 COMPARISON OF THE NI 51-101 AND NI 43-101 RESOURCE CLASSIFICATION SCHEMES

     Previously, the resources for many of the mining projects in the Athabasca Oil Sands Area were reported using terms commensurate with reporting requirements related to Mining, i.e. as specified in National Instrument 43-101 and the referenced Canadian Institute of Mining guidelines for reserve and resource classification and reporting. However, legislation now requires reporting of bitumen resources under NI 51-101. The following discussion provides


===============================================================================
                                                 WESTERN OIL SANDS INC. 05-2690
                                                         PROPERTIES OF INTEREST
                                                       BITUMEN RESOURCES REPORT
                                                                            6-2

-------------------------------------------------------------------------------
NORWEST CORPORATION
-------------------------------------------------------------------------------


     background to allow comparison of previously reported resource volumes to the resources estimated and classified using the current approach.

     In the NI 43-101 classification scheme that applies to material defined as Resources there are always three classes and these are referred to as Measured, Indicated and Inferred. Quantities allocated to each Resource categoty are separate from the quantities assigned to each of the other classes and usually each class is reported separately. In fact, NI 43-101 specifically prohibits the adding and reporting of material assigned to the Inferred category to that of the other two classes. It is important to note that the terms Measured, Indicated and Inferred are a reflection of differences in the certainty of the estimated values and thus the confidence that may be placed in them.

     In the classification scheme of the COGE Handbook which applies to Reserves and Resources reported under NI 51-101, resources are subdivided into three classes that reflect the confidence level that can be assigned to the quantities that are expected to be recovered from a particular deposit. The categories are referred to as Low Estimate (P90), which is the most conservative, through realistic or Best Estimate (P50) to High Estimate (P10), which is the most optimistic. This procedure is analogous to that for the classification of reserves in the same system. In that case, the Proved estimate is considered conservative, the Proved plus Probable Estimate is considered realistic and the Proved plus Probable plus Possible Estimate is considered optimistic.

     In the classification schemes that apply to both NI 43-101 and NI 51-101 the terms Proven, Probable and Possible refer to different levels of confidence for Reserve classification. The terms Measured, Indicated and Inferred are used for resource classification in NI 43-101 and have the same confidence connotation as Proven, Probable and Possible, respectively, of the NI 51-101 scheme.

     There is a significant difference in the reporting procedure for resources under NI 43-101 compared with that of NI 51-101. Measured, Indicated and Inferred resources are reported in separate categories for NI 43-101 reports but they are combined in NI 51-101 such that Low includes Measured, Best includes Measured plus Indicated and High Estimate includes Measured plus Indicated plus Inferred. These relationships are illustrated in Table 6.1.


===============================================================================
                                                 WESTERN OIL SANDS INC. 05-2690
                                                         PROPERTIES OF INTEREST
                                                       BITUMEN RESOURCES REPORT
                                                                            6-3

-------------------------------------------------------------------------------
NORWEST CORPORATION
-------------------------------------------------------------------------------


                                   TABLE 6.1
                            NI 51-101 AND NI 43-101
                RESOURCE CONFIDENCE AND CLASSIFICATION SCHEMES

--------------------------------------------------------------------------
   Material        C0GEH - NI 61-101                NI 43-101
   Category      ---------------------------------------------------------
                                    Confidence Level
--------------------------------------------------------------------------
   Resources       Low Estimate (P90)                Measured
                 ---------------------------------------------------------
                   Best Estimate (P50)         Measured + Indicated
                 ---------------------------------------------------------
                   High Estimate (P10)   Measured + Indicated + Inferred
--------------------------------------------------------------------------

6.4  RESULTS

     The scope of Norwest's work was limited to the assessment of Discovered Resources over each of the subject areas. These are in-place resources only. No mine plans were considered nor any dilution, mining losses or plant recovery factors applied to these resource estimates.

     Resources were estimated for each of the Lease areas and are summarized in Table 6.2. For all the subject areas, except Lease 17 as discussed in
     Section 6.5, they include all material meeting the following limiting criteria without consideration to other aspects of mineability such as pit slopes or recovery:

          o    Minimum bitumen content of 7 wt%;
          o    Minimum mining thickness of 3 m; and
          o    Maximum TV:BIP of 12:1.

     Leases 88/89, 90 and 13 boundaries were provided by Shell Canada. These updated boundaries, illustrated in Figure 2-1, are conditional on approval of agreements between adjacent lease holders. In Lease 13, the Discovered Resources do not include the Muskeg River Mine pit areas.



===============================================================================
                                                 WESTERN OIL SANDS INC. 05-2690
                                                         PROPERTIES OF INTEREST
                                                       BITUMEN RESOURCES REPORT
                                                                            6-4

-------------------------------------------------------------------------------
NORWEST CORPORATION
-------------------------------------------------------------------------------


                                   TABLE 6.2
                              DISCOVERED RESOURCES
                   (MILLIONS OF BARRELS OF BITUMEN-IN-PLACE)

-------------------------------------------------------------------------------
              AREA                   P90 Low        P50 Best          P10 High
                                     Estimate       Estimate          Estimate
-------------------------------------------------------------------------------
  Lease 9                                 431            899             1,360
-------------------------------------------------------------------------------
  Lease 13 (outside the MRM area)       3,194          5,028             5,251
-------------------------------------------------------------------------------
  Lease 88/89                             856          2,038             2,382
-------------------------------------------------------------------------------
  Lease 90                                162            253               269
-------------------------------------------------------------------------------
  Lease 17*                                 -              -               750
-------------------------------------------------------------------------------
              TOTAL                     4,643          8,218            10,012
-------------------------------------------------------------------------------

          These are "in-place* resources: No dilution, mining losses or plant recovery factors were applied to these resource estimates.
          *  See Section 6.5 for discussion of Lease 17 estimates.

     The range of uncertainty was based on drill hole density. The P90 estimate reflects resources in areas of closely spaced drill holes while the P10 estimate includes resources in areas with widely spaced drill holes. With reference to Table 6.1, resource classification for all leases except Lease 17 was based on the uncertainty associated with extrapolating information from drill holes according to the distances shown in Table 6.3.


                                   TABLE 6.3
                        RESOURCE CLASSIFICATION CRITERIA
                           (NOT INCLUDING LEASE 17)

--------------------------------------------------------------------------------
LEVEL OF CERTAINTY    DISTANCE TO NEAREST DRILL HOLE   DISCOVERED RESOURCE CLASS
                                     (m)
--------------------------------------------------------------------------------
Measured                            < 195                 P90
                                    -
---------------------------------------------------------------
Indicated                       > 195 and < 390
                                          -                       P50
-----------------------------------------------------------------------
Inferred                             >390                                  P10
--------------------------------------------------------------------------------

6.5  LEASE 17 RESOURCES

     There are six drill hole locations in Lease 17 (Figure 4-3). Only two have geophysical logs and some core data; one other hole has core data only. Drill hole locations in the surrounding area were checked and only three have marginally useful data.


===============================================================================
                                                 WESTERN OIL SANDS INC. 05-2690
                                                         PROPERTIES OF INTEREST
                                                       BITUMEN RESOURCES REPORT
                                                                            6-6

-------------------------------------------------------------------------------
NORWEST CORPORATION
-------------------------------------------------------------------------------


     Potential ore thickness in Lease 17 and the surrounding area varies from less than 10m to over 15m, at reasonable grades. However, the depths at which these ore intervals are located suggest higher TV:BIP ratios. The McMurray Formation is thinner in this area, ranging up to only 60m in thickness. This is consistent with neighboring trends. There is evidence that the lower interval can be wet, which is not uncommon in the lower McMurray fluvial channel sands.

     The Lease 17 resources are classified as P10 resources and are comprised entirely of what would be called 'Inferred' resources under NI 43-101 and its associated document, CIM Definition Standards (November 14, 2004), which states:

               "DUE TO THE UNCERTAINTY WHICH MAY ATTACHED TO INFERRED...RESOURCES, IT CANNOT BE ASSUMED THAT ALL OR ANY PART OF AN INFERRED...RESOURCE 'WILL BE UPGRADED...AS A RESULT OF CONTINUED EXPLORATION."

     The bitumen resources estimate for Lease 17 was inferred using the following assumptions:

          o Ore at reasonable depths is likely distributed over only a portion, ~1/2, of lease area;
          o Ore thickness is approximately 15 m over this portion of the lease;
          o    Average in-place bitumen content: 10 wt%;
          o    Partings or minimum mineable thickness was not considered; and
          o    No risk or recovery factors were applied.

     No construction of ore or resource maps was undertaken for this area, due to insufficient exploration data. However, our review suggests that bitumen-bearing sands in Lease 17 contain a potential of as much as 750 million barrels in-place.

     This estimate is not directly consistent with the classification of resources by distance from valid drill holes, since the quality of the data in this lease and the surrounding area is generally poor. Instead, a review of the limited core, log and analyses data was completed to prepare a qualitative estimate of the potential in this lease area from which a quantitative estimate was inferred. Clearly, obtaining good quality data through a comprehensive coring program would contribute to the understanding of the bitumen potential in this lease area.


===============================================================================
                                                 WESTERN OIL SANDS INC. 05-2690
                                                         PROPERTIES OF INTEREST
                                                       BITUMEN RESOURCES REPORT
                                                                            6-6